SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                               FORM 12b - 25

            Commission File Number  0-17540

                        NOTIFICATION OF LATE FILING
   (Check One): [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q
   [ ]Form N-SAR

                  For Period Ended: September 27, 1997
   [ ]Transition Report on Form 10-K [ ]Transition Report on Form 10-Q
   [ ]Transition Report on Form 20-F [ ]Transition Report on Form N-SAR
   [ ]Transition Report on Form 11-K

            For the Transition Period Ended:_______________________________
                  Read attached instruction sheet before preparing form. Please print or type.
                  Nothing in this form shall be construed to imply that
   the Commission has verified any information contained herein.
                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________________________________________________
   _____________________________________________________________________

                                   PART I
                           REGISTRANT INFORMATION
   Full name of registrant:   Montgomery Ward Holding Corp.

   Former name if applicable:

   Address of principal executive office (Street and number):
   Montgomery Ward Plaza
   City, state and zip code:  Chicago, Illinois  60671

                                  PART II
                         RULE 12b - 25 (b) and (c)
            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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   [X]      (b)  The subject annual report, semi-annual report,
            transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   [ ] (c) The accountant s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

                                  PART III
                                 NARRATIVE

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

            As previously reported, the registrant has filed petitions for reorganization under Chapter 11 of the Bankruptcy Code and is currently operating as a debtor-in-possession. As a result of the Chapter 11-related operational and administrative pressures on the registrant s staff, the registrant has been unable to assemble the required information and has been unable to prepare its Form 10-Q, and the related financial statements, within the prescribed time period.

                                  PART IV
                             OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

   Thomas J. Paup                   312             467-2000
    (Name)                      (Area Code)    (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
            [X] Yes  [ ] No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            [X] Yes  [ ] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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            As a result of the registrant s significant reorganization charges, decreased sales levels and decreased gross margin rates, the registrant is certain that the net loss for the quarter and nine month periods ended September 27, 1997, will be significantly higher, as compared with the same periods for the prior fiscal year, but has not completed preparation of its financial statements for such periods.

   Montgomery Ward Holding Corp.
                (Name of Registrant as Specified in Charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date:    November 12, 1997       By    /s/ Thomas J. Paup
                                              Thomas J. Paup
                                              Executive Vice President and
                                              Chief Financial Officer